Exhibit 99.1

Syneron Reports Fourth Quarter and Full Year 2008 Results

YOKNEAM, ISRAEL--(Marketwire - February 12, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the fourth quarter and the full year ended December 31st, 2008.

Revenues for the fourth quarter of 2008 were $14.2 million, reflecting the direct impact on the aesthetic sector of the global economic recession and further credit tightening. This compares with revenues of $38.1 million for the fourth quarter of 2007.

Syneron's gross margins fell to 55% in the fourth quarter. Gross margins were heavily impacted mainly by a $2 million charge for obsolete and excess inventory, the effect of fixed overhead costs allocated over lower sales, and the weakening of the euro.

Syneron recorded a net loss in the fourth quarter of $15.9 million on a GAAP basis. The net loss includes approximately $2 million in costs associated with the workforce reductions and closure of offices; approximately $2 million in provisions for excess and obsolete inventory; $3.1 million in accruals for bad debt; and $2.2 million in stock-based compensation expenses. The GAAP result for the fourth quarter is equivalent to a loss of $0.58 per basic and diluted share. On a non-GAAP basis, excluding stock-based compensation expenses, net loss in the fourth quarter was $13.7 million, a loss of $0.50 per basic and diluted share.

For the full year 2008, revenues were $115.0 million, compared to $141.0 million for the full year in 2007. Net profit on a GAAP basis was $5.6 million, equivalent to $0.20 per diluted share. GAAP net profit in 2007 was $31.2 million, equivalent to $1.12 per diluted share. On a non-GAAP basis, excluding stock-based compensation, net profit for 2008 was $13.2 million, or $0.47 per diluted share, compared to $39.0 million (EPS of $1.40) in 2007.

Syneron's balance sheet and cash position remain strong. Syneron's cash position (including long-term deposits) totaled $217.1 million as of December 31, 2008 and Syneron continues to have no debt. Trade receivables fell to $32.6 million from $44.8 million in the third quarter of 2008. Shareholders' equity was $242.6 million.

Reflecting on the past year, Syneron's Chairman, Shimon Eckhouse, said, "2008 was the most challenging year in Syneron's 8-year history, particularly in the fourth quarter when the aesthetic sector was impacted by an acute drop in both doctors' confidence and credit availability. Facing these changing conditions we have been focused on significant reduction in our expenses and changing our business model, as well as strengthening our management team. Our unique technology and products, and strong balance sheet, will play a key role in turning these challenges into an opportunity for Syneron's growth."

Commenting on the financial programs to restore growth, CFO Fabian Tenenbaum said, "In the fourth quarter we implemented an aggressive two-pronged strategy to address the fall in sales and margins, and to build a solid base for future growth. First, to make expenses more responsive to volatile sales levels, we made major adjustments to our cost structure, foremost of which was a 20% workforce reduction and the completion of office closures in Canada, Europe and Chicago. The restructuring program is expected to achieve 20% operational costs savings in 2009 compared to 2008.

"Second, to enable physicians to overcome current credit limitations," continued Mr. Tenenbaum, "we are expanding the scope of the new business model introduced with the eMatrix in December. In the new business model, doctors pay a significantly lower cost of entry for a new device and, instead, pay monthly fees and consumable costs. Not only does this model benefit Syneron with a recurring revenue flow, but it also provides an avenue of continued access to new customers who might otherwise not consider a purchase during this period."

Looking forward, Syneron's newly appointed CEO, Louis Scafuri, remarked, "Clearly we have significant economic and business challenges to surmount in 2009. I am very excited that as the new CEO of Syneron, I have the opportunity to build upon the changes which were initiated in the past quarter to support higher future growth. My foremost task in 2009 will be to direct Syneron management, sales and marketing, and R&D teams to use this year constructively and efficiently to develop new products and new marketing and sales tools aimed at confronting the tests of this economic cycle, as well as renewing the unique profitability of this extraordinary medical device company."

Corporate highlights of 2008 included:

--  Launch of LipoLite™ laser-assisted lipolysis device and introduction of LipoLite Energy Access Program (LEAP) -- first physician subscription program
--  Launch of Matrix RF™ fractional ablative applicator and eMatrix™ portable skin resurfacing system
--  Establishment of Syneron China
--  Acquisition of Inlight Corp, a laser technology development and research firm
--  Investment in Rakuto Bio Technologies Ltd. (RBT) developer of advanced whole skin complexion whitening treatment
--  FDA clearance of the advanced tooth whitening technology developed by Fluorinex in which Syneron made a strategic investment in 2007
--  Continued collaboration with Procter and Gamble Inc. in developing home use products for the enhancement of skin appearance.

Conference call

Syneron management will host its fourth quarter earnings conference call today at 8:30am ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q4 2008 Results Conference Call." Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-340-7913 in the US, and 719-325-4845 from overseas. The conference passcode is: 3159004.

Use of Non-GAAP Measures

This press release provides financial measures for net loss, net loss per diluted share, net profit and net profit per diluted share, which exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to our profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F/A for the year ended December 31, 2007, filed with the Securities and Exchange Commission on August 31, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, LipoLite and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	14,174	38,066	114,979	140,996
Cost of Revenues	6,418	8,182	29,670	26,995

Gross Profit	7,756	29,884	85,309	114,001

Operating expenses:
Research and development	3,150	3,377	13,783	12,511
Selling and marketing	12,516	14,414	54,064	58,605
General and administrative	7,782	3,272	17,706	11,860

Total operating expenses	23,448	21,063	85,553	82,976

Operating (Loss) Income	(15,692)	8,821	(244)	31,025
Financial (Loss) Income, net	636	(3,160)	3,862	3,254

Income (Loss) before taxes on
income	(15,056)	5,661	3,618	34,279
Taxes on income	816	1,235	(2,009)	3,035

Net (Loss) Income	(15,872)	4,426	5,627	31,244

Basic net (Loss) Income per share	(0.58)	0.16	0.21	1.13

Diluted net (Loss) Income per share	(0.58)	0.16	0.20	1.12

Weighted average number of shares used in per share calculation (in thousands):
Basic	27,460	27,699	27,410	27,690
Diluted	27,460	27,802	27,521	27,880

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2008	2007
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (*)	72,366	42,624
Available-for-sale marketable securities (*)	124,219	124,941
Trade receivables	32,637	40,741
Other accounts receivables and prepaid expenses	4,249	4,485
Inventories	12,660	9,465

Total Current Assets	246,131	222,256

LONG-TERM ASSETS
Severance pay fund	107	225
Long-term deposits and others (*)	180	1,130
Long-term available-for-sale marketable
securities (*)	20,337	35,122
Investments in affiliated companies	4,225	2,572
Property and equipment, net	3,656	3,111
Goodwill	2,822	2,266
Intangible assets, net	3,828	2,594

Total Long-Term Assets	35,155	47,020

Total Assets	281,286	269,276

CURRENT LIABILITIES
Trade Payables	8,675	7,734
Other accounts payable and accrued expenses	25,587	24,738

Total Current Liabilities	34,262	32,472

LONG-TERM LIABILITIES
Deferred Revenues	3,140	4,991
Warranty Accruals	1,117	730
Accrued severance pay	171	248

Total Long-Term Liabilities	4,428	5,969

SHAREHOLDERS' EQUITY	242,596	230,835

Total Liabilities and Shareholders' Equity	281,286	269,276

(*) Total Cash and Liquid Investments	217,102	203,817

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(15,872)	4,426	5,627	31,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	887	562	2,137	1,263
Increase (decrease) in accrued severance pay, net	2	(13)	41	(14)
Decrease (increase) in trade receivables	12,132	5,307	8,104	(2,263)
Decrease (increase) in other accounts receivables and prepaid expenses	(1,611)	688	236	405
Decrease (increase) in inventories	(1,032)	56	(3,691)	(2,381)
Increase in trade payables	1,920	3,769	941	1,282
Increase (decrease) in other account payables and accrued expenses	665	1,473	(771)	3,915
Impairments of available-for-sale marketable securities	760	5,776	1,553	5,776
Gain on available-for-sale marketable securities	(57)	(1,259)	(192)	(1,059)
Equity based compensation	2,192	443	7,592	7,809
Loss on sales of property and equipment	-	8	-	8
Increase (decrease) in deferred
revenues and warranty accruals	(885)	204	(1,379)	1,771

Net cash provided by (used in)
operating activities	(899)	21,440	20,198	47,756

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity of long-term deposits	-	-	1,000	5,000
Purchase of available-for-sale marketable securities	(2,664)	(32,716)	(183,103)	(152,568)
Proceeds from sale and redemption of available-for-sale marketable securities	56,132	45,169	196,988	138,542
Payments for investments in of Affiliated Companies	(350)	(1,550)	(1,653)	(2,572)
Purchase of Intangible Assets	(16)	-	(56)	-
Net cash paid in conjunction with acquisition of a subsidiary	(500)	-	(500)	-
Acquisition of minority shares in a subsidiary	(500)	(44)	(500)	(3,554)
Investment in long-term deposits and others	-	(5)	(50)	(25)
Proceeds from sale of property and equipment	-	10	-	10
Purchase of property and equipment	(417)	(788)	(1,247)	(2,272)

Net cash provided by (used in) investing activities	51,685	10,076	10,879	(17,439)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	(7,199)	(1,927)	(7,199)

Reimbursement of share issuance expenses	588	-	588	-
Proceeds from exercise of stock options and RSUs	-	39	4	3,470

Net cash provided by (used in) financing activities	588	(7,160)	(1,335)	(3,729)

Increase in cash and cash equivalents	51,374	24,356	29,742	26,588
Cash and cash equivalents at the beginning of the period	20,992	18,268	42,624	16,036

Cash and cash equivalents at the end of the period	72,366	42,624	72,366	42,624

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)

Operating (Loss) Income (GAAP)	(15,692)	8,821	(244)	31,025
Non-GAAP adjustment:
Stock based compensation	2,192	443	7,592	7,809

Non-GAAP operating (Loss)
Income	(13,500)	9,264	7,348	38,834

Net (Loss) Income (GAAP)	(15,872)	4,426	5,627	31,244
Non-GAAP adjustment:
Stock based compensation	2,192	443	7,592	7,809
Non-GAAP Net (Loss) Income	(13,680)	4,869	13,219	39,053

Non-GAAP net (Loss) Income per share:
Basic net (Loss) Income per share	(0.50)	0.18	0.48	1.41

Diluted net (Loss) Income per share	(0.50)	0.18	0.47	1.40

Weighted average number of shares used in per share calculation (in thousands):
Basic	27,460	27,699	27,410	27,690
Diluted	27,460	27,802	27,887	27,880

For more information, please contact:
Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com